Montgomery, McCracken, Walker & Rhoads, llp

attorneys at law

Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

          October 27, 2009

Mr. Christian Sandoe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Industry Leaders Fund (the “Registrant” or “Fund”)
Form N-1A Post-Effective Amendment No. 21 (“PEA No. 21”)
File Nos. (33-62893 /811-09150)

Dear Mr. Sandoe:

On behalf of the Registrant, we have prepared the following response to the SEC Staff’s comments on PEA No. 21 which you provided by telephone to my office on October 16, 2009.

With Respect to the Prospectus:

1.             Comment:  You requested confirmation that the auditor’s consent would be filed with the 485(b) filing.

Response:  We confirm that Registrant intends to file an auditor’s consent with its 485(b) filing.

2.             Comment:  You inquired as to the use of the word “predominantly” in the third bullet point under Principal Investment Strategies of the Fund.

Response:  The word “predominantly” has been deleted as it was unnecessary.

3.             Comment:  You noted that the Financial Highlights section included disclosure for Class D Shares of the Fund despite the fact that Class D Shares are no longer being sold in the prospectus.

Response:  The Class D Shares disclosure has been deleted.

4.             Comment:  You noted that the reference to the Fund’s Semi-Annual Report in the disclosure regarding the Investment adviser needed to be updated to reference the 2009 report.

•  Philadelphia, PA  •  Cherry Hill, NJ  •  Wilmington, DE  •  Berwyn, PA  •  West Chester, PA             •

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA

LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER

Response:  The disclosure has been updated as requested.

5.             Comment:  You asked for clarification regarding the services provided to the Fund under the administrative services agreement.

Response:  The disclosure has been revised to remove the reference to “research.”

6.             Comment:  You requested that the contact information for the Commission on the back cover of the prospectus be updated.

Response:  The back cover has been updated as requested.

With Respect to the SAI:

1.             Comment:  With respect to the Principal Risk disclosure in the SAI, you requested that the phrase “if recovered at all” be added to the disclosure stating that it could take a long time to recover a loss.

Response:  The disclosure will be modified in accordance with your suggestions.

2.             Comment:  With respect to the Portfolio Holdings Information disclosure in the SAI, you requested confirmation that the disclosure reflects all disclosures of portfolio holdings information.

Response:  The disclosure in the SAI accurately reflects the Fund’s policies regarding disclosure of portfolio holdings information.

I trust that the foregoing is responsive to your comments.  If you have any further questions, please contact me at (215) 772-7385.

Very truly yours,

Don E. Felice

cc:           Gerald Sullivan